As filed with the Securities and Exchange
Commission on December 2, 2010

Registration No. 033-57244
Registration No. 811-04208

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]
    Pre-Effective Amendment No. _____   [ ]
    Post-Effective Amendment No. 29   [X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940   [X]
(Check appropriate box or boxes.)

Select*Life Variable Account
(Exact Name of Registrant)

ReliaStar Life Insurance Company
(Name of Depositor)

20 Washington Avenue So.
Minneapolis, MN 55401
(Address of Depositor's Principal Executive Offices) (Zip Code)

(612) 372-5507
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Senior Counsel
ING Americas (U.S. Legal Services)
One Orange Way, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):
    [X]   immediately upon filing pursuant to paragraph (b) of Rule 485
    [ ]   on _____, pursuant to paragraph (b) of Rule 485
    [ ]   60 days after filing pursuant to paragraph (a)(1)
    [ ]   on _____, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [ ]   This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

The Prospectus, dated April 30, 2010, is incorporated into Part A of this Post-Effective Amendment No. 29 to Registration Statement on Form N-6 (File No. 033-57244 by reference to Registrant's filings under Rule 485(b), as filed on April 6, 2010, and 497(e), as filed on June 14, 2010.

FLEXDESIGN® VUL
SELECT*LIFE II

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
ReliaStar Life Insurance Company
and its
Select*Life Variable Account

Supplement dated December 2, 2010

This supplement updates and amends certain information contained in your prospectus dated April 30, 2010, and supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

_____

NOTICE OF UPCOMING FUND MERGERS

The Board of Trustees of ING Investors Trust and the Board of Directors of ING Partners, Inc. have approved a proposal to merge certain funds. Subject to shareholder approval, effective after the close of business on or about January 21, 2011 (the "Merger Effective Date"), the following Disappearing Funds will merge into and become part of the following Surviving Funds.

Disappearing Funds	Surviving Funds
ING BlackRock Large Cap Value Portfolio (Class I)	ING T. Rowe Price Equity Income Portfolio (Class I)
ING Legg Mason ClearBridge Aggressive Growth Portfolio (Class I)	ING Large Cap Growth Portfolio (Class I)
ING Lord Abbett Growth and Income Portfolio (Class I)	ING Large Cap Value Portfolio (Class I) [1]

---

[1] Currently, the ING Large Cap Value Portfolio is known as the ING Pioneer Equity Income Portfolio and is subadvised by Pioneer Investment Management, Inc. On the Merger Effective Date this fund will change its name to the ING Large Cap Value Portfolio and will be subadvised by ING Investment Management Co., ING Investment Management Advisors, B.V. and ING Investment Management Asia/Pacific (Hong Kong) Limited. See the following **"Notice of an Upcoming Fund Addition"** for more information about this fund after the Merger Effective Date.

IMPORTANT INFORMATION REGARDING THE UPCOMING FUND MERGERS

- Prior to the Merger Effective Date, you may transfer amounts allocated to a subaccount that invests in a Disappearing Fund to any other available subaccount or to the fixed account. **See the "Transfers" section of your product prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in a subaccount that invests in a Disappearing Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value.
- Unless you provide us with alternative allocation instructions, after the Merger Effective Date all allocations directed to a subaccount that invests in a Disappearing Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. You may give us alternative allocation instructions at any time by contacting the ING Customer Service Center.
- Policy owners who had policy value allocated to the subaccount that invested in the ING Lord Abbett Growth and Income Portfolio may leave their policy value in the subaccount that invests in the ING Large Cap Value Portfolio, but future allocations and transfers into this subaccount will be prohibited.
- After the Merger Effective Date, each Disappearing Fund will no longer exist and all references to them in the product prospectus are to be replaced by the corresponding Surviving Fund.
- You will not incur any fees or charges or any tax liability because of the mergers, and your policy value immediately before the mergers will equal your policy value immediately after the mergers.

NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming fund merger involving the ING Lord Abbett Growth and Income Portfolio referenced above, effective on the Merger Effective Date the ING Large Cap Value Portfolio (Class I) will be added to your policy as a replacement investment option.

Please note the following information about the ING Large Cap Value Portfolio:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Large Cap Value Portfolio (Class I) *(formerly ING Pioneer Equity Income Portfolio)*	Investment Adviser: Directed Services LLC Subadvisers: ING Investment Management Co.; ING Investment Advisers, B.V.; ING Investment Management Asia/Pacific (Hong Kong) Limited	Seeks long-term growth of capital and current income.

The subaccount that invests in the ING Lord Abbett Growth and Income Portfolio is currently closed to new investors and to new investments by existing investors. Because of the upcoming merger of this fund with and into the ING Large Cap Value Portfolio, your investment, if any, in the subaccount that invests in the ING Lord Abbett Growth and Income Portfolio will automatically become an investment in the subaccount that invests in the ING Large Cap Value Portfolio with an equal total net asset value. Policy owners who have policy value allocated to the subaccount that invests in the ING Large Cap Value Portfolio following the merger may leave their policy value in that subaccount but future allocations and transfers into it will be prohibited.

More information about the risks associated with investing in the ING Large Cap Value Portfolio can be found in the current prospectus and Statement of Additional Information for that fund.

IMPORTANT INFORMATION REGARDING THE
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO

Effective after the close of business on or about January 21, 2011, the ING Marsico International Opportunities Portfolio will be renamed ING T. Rowe Price International Stock Portfolio and T. Rowe Price Associates, Inc. will replace Marsico Capital Management, LLC as subadviser. Accordingly, effective on or about January 21, 2011, all references in the product prospectus to ING Marsico International Opportunities Portfolio are to be replaced with ING T. Rowe Price International Stock Portfolio and information about the ING Marsico International Opportunities Portfolio in Appendix B of the prospectus is to be deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING T. Rowe Price International Stock Portfolio (Class I) *(formerly ING Marsico International Opportunities Portfolio)*	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.

IMPORTANT INFORMATION REGARDING THE
ING OPPENHEIMER GLOBAL STRATEGIC INCOME PORTFOLIO

Effective after the close of business on or about January 21, 2011, the ING Oppenheimer Global Strategic Income Portfolio will be renamed ING Global Bond Portfolio and ING Investment Management Co. will replace OppenheimerFunds, Inc. as subadviser under an interim subadvisory agreement. Accordingly, effective on or about January 21, 2011, all references in the product prospectus to ING Oppenheimer Global Strategic Income Portfolio are to be replaced with ING Global Bond Portfolio and information about the ING Oppenheimer Global Strategic Income Portfolio in Appendix B of the prospectus is to be deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Global Bond Portfolio (Class S) *(formerly ING Oppenheimer Global Strategic Income Portfolio)*	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.

IMPORTANT INFORMATION REGARDING THE
ING CLARION GLOBAL REAL ESTATE AND ING WELLS FARGO HEALTH CARE PORTFOLIOS

Effective immediately, each fund's classification has changed from non-diversified to diversified.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5011
Minot, ND 58702-5011
1-877-886-5050

If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

PART B

INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information, dated April 30, 2010, is incorporated into Part B of this Post-Effective Amendment No. 29 to Registration Statement on Form N-6 (File No. 033-57244) by reference to Registrant's filing under Rule 485(b), as filed on April 6, 2010.

PART C
OTHER INFORMATION

Item 26   Exhibits

(a)   Resolutions of Board of Directors of Northwestern National Life Insurance Company ("NWNL") establishing the Select*Life Variable Account. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b)   Not Applicable.

(c)   (1)   Distribution Services Agreement dated as of March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Registration Statement on Form S-6, File No. 333-19123, as filed on December 31, 1996.)

(2)   Amendment dated as of March 27, 2003, to Distribution Services Agreement dated March 7, 2002, between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration on Form N-6, File No. 333-92000, as filed on April 17, 2003.)

(3)   Amendment dated as of November 1, 2004, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration on Form N-6, File No. 033-57244, as filed on April 14, 2006.)

(4)   Amendment dated as of August 31, 2005, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration on Form N-6, File No. 033-57244, as filed on April 14, 2006.)

(5)   Amendment dated as of December 7, 2005, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration on Form N-6, File No. 033-57244, as filed on April 14, 2006.)

(6)   Amendment dated as of April 28, 2006, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration on Form N-6, File No. 033-57244, as filed on April 14, 2006.)

(7)   ReliaStar Life Insurance Company Distribution Agreement between ReliaStar Life Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(8)   Specimen Selling Agreements. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(9)   Specimen ING America Equities, Inc. Selling Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

(10)   Schedules for Sales Commissions. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

(d)   (1)   Form of Policy available (together with available Policy Riders). (Incorporated herein by reference to Post-Effective Amendment No. 9 to Registration Statement on Form S-6, File No. 033-57244, as filed on April 23, 1998.)

(2)   Accelerated Benefit Rider. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6, File No. 033-57244, as filed on February 22, 1996.)

(3)   Connecticut Modification Rider. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6, File No. 033-57244, as filed on February 22, 1996.)

(4)   Policy Illustration. (Incorporated herein by reference to Pre-Effective Amendment No. 13 to Registration Statement on Form S-6, File No. 033-57244, as filed on April 24. 2002.)

(e)   (1)   Revised Policy Application Form. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

        (2)   Fund Allocation of Premium Payments Form (Form No. 139195).

(f)   (1)   Amended Articles of Incorporation of ReliaStar Life. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

        (2)   Amended By-Laws of ReliaStar Life. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(g)   Not Applicable.

(h)   (1)   (a)   Participation Agreement dated as of as of March 27, 2000, by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., A I M Distributors, Inc. and WSSI. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

                (b)   Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

                (c)   Amendment No. 2 to Participation Agreement by and among ReliaStar Life Insurance Company, on behalf of itself and its separate accounts, AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.)

                (d)   Administrative Services Agreement dated as of March 27, 2000, by and between ReliaStar Life Insurance Company, Northern Life Insurance Company, ReliaStar Life Insurance Company of New York and A I M Advisers, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No.30105319, as filed on November 24, 2003.)

        (2)   (a)   Participation Agreement dated as of August 8, 1997 by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger and Company, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 21 on form S-6, File No. 2-95392, as filed on August 4, 1997.)

                (b)   Amendment dated as of March 28, 2000, to Participation Agreement by and among ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 11 to Registration Statement on Form S-6, File No. 033-57244, as filed on March 31, 2000.)

                (c)   Amendment dated as of October 11, 2000, to the Participation Agreement by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

                (d)   Amendment dated as of September 29, 2003, to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

                (e)   Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(3)	(a)	Fund Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)
	(b)	Business Agreement by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)
	(c)	Amendment No. 1 to the Business Agreement by and among ING USA Annuity and Life Insurance Company (fka Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company (individually and as the survivor and successor in interest following a merger with Southland Life Insurance Company), ING Life Insurance and Annuity Company (individually and as the survivor and successor in interest following a merger with ING Insurance Company of America), ING America Equities, Inc., ING Financial Advisers, LLC, Directed Services LLC (fka Directed Services, Inc.), American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, File No. 333-153337, as filed on November 14, 2008.)
	(d)	Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)
(4)	(a)	Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)
	(b)	Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; file No. 033-57244.)
	(c)	Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)

(d) Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; file No. 033-57244.)

(e) Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, File No. 333-28755, as filed on April 7, 2008.)

(5) (a) Participation Agreement dated as of March 16, 1988, by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Amendments Nos. 2-8. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b) Amendment dated as of July 24, 1997, to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(c) Amendment No. 10 to Participation Agreement by and among ReliaStar Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d) Amendment No. 11 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(e) Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(f) Amendment No. 13 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(g) Participation Agreement dated as of January 1, 1991, by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Amendments Nos. 1-7. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(h) Amendment dated as of July 24, 1997, to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(i) Amendment No. 9 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(j)   Amendment No. 10 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(k)   Amendment No. 11 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(l)   Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(m)   Service Agreement dated January 1, 1997, by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(n)   Amendment effective as of April 1, 1999, to Service Agreement by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(o)   Service Contract dated April 25, 1997, by and between Fidelity Distributors Corporation and Washington Square Securities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(p)   Amendment dated April 1, 1999, to Service Contract by and between Fidelity Distributors Corporation and Washington Square Securities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(q)   Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(6)   (a)   Participation Agreement dated as of May 1, 2002, by and between ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)

(b)   Amendment effective as of July 15, 2003, to Participation Agreement by and among ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 18 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.)

(7)   (a)   Participation Agreement among the GCG Trust and ReliaStar Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(8)   (a)   Participation Agreement dated as of December 6, 2001, by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(b)   Amendment dated as of March 26, 2002, to Participation Agreement by and among Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002), Aetna Investment Services, LLC (to be renamed ING Financial Advisers, LLC effective May 1, 2002) and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(c)   Amendment dated as of October 1, 2002, to Participation Agreement dated as of December 6, 2001, among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance and Annuity Company. (Incorporated herein by reference to Post Effective Amendment No. 1 to Registration Statement on Form N-4, 333-100207, for Separate Account N of ReliaStar Life Insurance Company, as filed on October 31, 2002.)

(d)   Amendment dated as of May 1, 2003, to Participation Agreement dated as of December 6, 2001, by and between ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)

(e)   Amendment dated as of April 28, 2006, to Participation Agreement dated as of December 6, 2001, by and between ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration on Form N-6, File No. 033-57244, as filed on April 14, 2006.)

(f)   Service Agreement effective as of December 6, 2001, by and between ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(g)   Shareholder Servicing Agreement dated as of December 6, 2001, by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. in respect of the Service Class Shares of its Portfolios. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(h)   Amendment dated as of March 26, 2002, to the Shareholder Servicing Agreement by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) in respect of the Service Class Shares of its Portfolio. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(i)   Amendment dated as of May 1, 2003, to Shareholder Servicing Agreement (Service Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)

(j)   Amendment dated as of November 1, 2004, to Shareholder Servicing Agreement (Service Class Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-6, 033-57244, as filed on April 11, 2007.)

(k)   Amendment dated as of April 28, 2006, to Shareholder Servicing Agreement (Adviser Class Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-6, 033-57244, as filed on April 11, 2007.)

(l)   Amendment dated as of April 28, 2006, to Shareholder Servicing Agreement (Service Class Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-6, 033-57244, as filed on April 11, 2007.)

(9)	(a)	Participation Agreement dated as of May 1, 2001, between ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)
	(b)	Amendment effective as of October 1, 2002, to Participation Agreement between ReliaStar Life Insurance Company, ING Variable Portfolios Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)
	(c)	Amendment effective as of July 15, 2003, to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.)
(10)	(a)	Participation Agreement dated May 1, 2001, by and among ReliaStar Life Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(b)	Amendment dated as of August 30, 2002, to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-6, File No. 033-69892, as filed on October 11, 2002.)
	(c)	Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.)
	(d)	Form of Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-6, File No. 033-57244, as filed on November 28, 2005.)
	(e)	Administrative and Shareholder Services Agreement dated as of May 1, 2001, by and between ING Pilgrim Group, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)
	(f)	Amendment to Administrative and Shareholder Service Agreement dated as of August 30, 2002, by and between ING Funds Services, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)
(11)	(a)	Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)
(12)	(a)	Participation Agreement dated as of August 8, 1997, by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(b)	Letter Agreement dated August 8, 1997, by and between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(c)	Amendment, effective July 1, 2001, to Letter Agreement dated August 8, 1997 between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(13)   (a)   Participation Agreement dated as of August 8, 1997, by and between ReliaStar Life Insurance Company, Neuberger&Berman Advisers Management Trust and Neuberger&Berman Management Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b)   Amendment No. 1 dated as of February 1, 1999, to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(c)   Addendum dated as of May 1, 2000, to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d)   Amendment dated as of April 1, 2003, to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 033-57244, as filed on December 12, 2003.)

(e)   Letter Agreement dated as of July 28, 1997, by and between ReliaStar Life Insurance Company and Neuberger Berman Management Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(f)   Amendment dated as of April 1, 2003, to the Administrative Services Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 033-57244, as filed on December 12, 2003.)

(g)   Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(14)   (a)   Participation Agreement by and between ReliaStar Life Insurance Company, OCC Accumulation Trust and OCC Distributors, dated August 8, 1997. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(b)   Letter Agreement dated August 8, 1997, by and between ReliaStar Life Insurance Company and OpCap Advisors. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(15)   (a)   Participation Agreement dated as of April 30, 2002, by and among Pioneer Variable Contracts Trust, ReliaStar Life Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to Initial Registration Statement on Form S-6, 333-92000, as filed on July 3, 2002.)

(16)   (a)   Participation Agreement dated as of January 14, 1994, by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments Nos. 1-2. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b)   Amendment No. 3 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

       (c)   Amendment No. 4 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

       (d)   Amendment No. 5 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(i)   Not Applicable.

(j)   Not Applicable

(k)   Opinion and Consent of Counsel. (Incorporated herein by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-6, File No. 033-57244, as filed on April 6, 2010.)

(l)   Not Applicable.

(m)   Not Applicable.

(n)   Consent of Independent Registered Public Accounting Firm.

(o)   All financial statements are included in the Statement of Additional Information, as indicated therein.

(p)   Not Applicable.

(q)   Not Applicable.

(r)   Powers of Attorney.

Item 27   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Donald W. Britton, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and President
Thomas J. McInerney, One Orange Way, Windsor, CT 06095-4774	Director and Chairman
Ewout L. Steenbergen, 230 Park Avenue, New York, NY 10169	Director, Executive Vice President and Chief Financial Officer
Catherine H. Smith, One Orange Way, Windsor, CT 06095-4774	Director and Senior Vice President
Lynne R. Ford, 230 Park Avenue, New York, NY 10169	Director
Robert G. Leary, 230 Park Avenue, New York, NY 10169	Director
Michael S. Smith, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Director
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Ralph R. Ferraro, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
Timothy T. Matson, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
Daniel P. Mulheran, Sr. 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer

Steven T. Pierson, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Prakash Shimpi, 230 Park Avenue, New York, NY 10169	Senior Vice President
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Kimberly M. Curley, 1290 Broadway, Denver, CO 80203	Vice President and Illustration Actuary
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President, Compliance
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Vice President
Craig A. Krogstad, 111 Washington Avenue S, Minneapolis, MN 55401	Vice President and Actuary
J. Dewayne Lummus, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President
Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005	Vice President and Chief Compliance Officer
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 28   **Persons Controlled by or Under Common Control with the Depositor or the Registrant**

Incorporated herein by reference to Item 28 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 for Security Life Separate Account L1 of Security Life of Denver Insurance Company (File No. 333-168047), as filed with the Securities and Exchange Commission on October 6, 2010.

Item 29   **Indemnification**

Under its Bylaws, Section 5.01, ReliaStar Life Insurance Company ("ReliaStar Life") indemnifies, to the full extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ReliaStar Life, or is or was serving at the request of ReliaStar Life as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ReliaStar Life pursuant to such provisions of the bylaws or statutes or otherwise, ReliaStar Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ReliaStar Life of expenses incurred or paid by a director or officer or controlling person of ReliaStar Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of ReliaStar Life in connection with the securities being registered, ReliaStar Life may, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit the question of whether or not such indemnification by it is against public policy as expressed in the Act to a committee comprised of directors who are not parties to the proceeding before referring it to a court of appropriate jurisdiction and will be governed by the final adjudication of such issue. If ReliaStar Life indemnifies or advances expenses in connection with a claim, the Laws of the State of Minnesota require ReliaStar Life to disclose, in writing to its shareholders, the amount of the indemnification or advance and to whom and on whose behalf it was paid.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Minnesota, ING America Insurance Holdings, Inc. maintains Professional Liability and fidelity bond insurance policies issued by an international insurer. The policies cover ING America Insurance Holdings, Inc. and any company in which ING America Insurance Holdings, Inc. has a controlling financial interest of 50.00% or more. These policies include the principal underwriter, as well as, the

depositor and any/all assets under the care, custody and control of ING America Insurance Holdings, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: errors and omissions/professional liability, employment practices liability and fidelity/crime.

Additionally, Section XVIII of the ReliaStar Life Insurance Company Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company.

(b)   *Management of ING America Equities, Inc*.

Name and Principal Business Address	Positions and Offices with Underwriter
Margaret B. Wall, 20 Washington Avenue South, Minneapolis MN 55401	Director, President and Chief Executive Officer
Laurie J. Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Director, Vice President and Chief Operating Officer
Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director
Cynthia A. Grimm, 100 Deerfield lane, Suite 300, Malvern, PA 19355	Chief Financial Officer/Financial and Operations Principal
William Wilcox, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Spencer T. Shell, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Assistant Vice President
Barry E. Eidex, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Terry L. Owens, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Tina M. Nelson, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Randall K. Price, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Susan M. Vega, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1) Name of Principal Underwriter	(2) 2009 Net Underwriting Discounts and Commissions	(3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load	(4) Brokerage Commissions	(5) Other Compensation*
ING America Equities, Inc.				$7,824,786.00

*   Compensation shown in column 5 includes: marketing allowances.

Item 31   Location of Accounts and Records

Accounts and records are maintained by ReliaStar Life Insurance Company at 20 Washington Ave South, Minneapolis, MN 55401 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32   Management Services

None.

Item 33   Fee Representations

ReliaStar Life Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company under the policies. ReliaStar Life Insurance Company bases this representation on its assessment of such factors such as the nature and extent of the such services, expenses and risks, the need for the ReliaStar Life Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Select*Life Variable Account, certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 29 to this Registration Statement on Form N-6 (File No. 033-57244) to be signed on its behalf by the undersigned, duly authorized, in the Town of Windsor, and State of Connecticut on the 2nd day of December, 2010.

SELECT*LIFE VARIABLE ACCOUNT
(Registrant)

By: RELIASTAR LIFE INSURANCE COMPANY
(Depositor)

By: <u>Donald W. Britton</u>*
Donald W. Britton
President
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 29 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
<u>Donald W. Britton*</u> Donald W. Britton	Director and President (principal executive officer)	
<u>Lynne R. Ford*</u> Lynne R. Ford	Director	
<u>Robert G. Leary*</u> Robert G. Leary	Director	
<u>T. J. McInerney*</u> Thomas J. McInerney	Director and Chairman	December 2, 2010
<u>Catherine H. Smith*</u> Catherine H. Smith	Director and Senior Vice President	
<u>Michael S. Smith*</u> Michael S. Smith	Director	
<u>Ewout L. Steenbergen*</u> Ewout L. Steenbergen	Director, Executive Vice President and Chief Financial Officer (principal financial officer)	
<u>Steven T. Pierson*</u> Steven T. Pierson	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ <u>J. Neil McMurdie</u>
J. Neil McMurdie
* Attorney-in-Fact

SELECT*LIFE VARIABLE ACCOUNT
EXHIBIT INDEX

<u>Exhibit No.</u>	<u>Exhibit</u>
26(e)(2)	Fund Allocation of Premium Payments Form (Form No. 139195)
26(n)	Consent of Independent Registered Public Accounting Firm
26(r)	Powers of Attorney